================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


================================================================================

                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Expands OSS & Billing Solution Offering dated June 7, 2004.

                                                                          ITEM 1

Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Expands OSS & Billing Solution Offering

Monday June 7, 10:39 am ET

Signs OEM Agreement With TeleKnowledge, a Leading Provider of Billing Solutions

Creates End-to-End Solution for Telecom Management and Customer Care and Billing RA'ANANA, Israel, June 7 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions, today announced that it has signed an OEM agreement with TeleKnowledge Group Ltd., a leading provider of carrier-class billing & rating solutions.

According to the terms of the agreement, MTS will market TeleKnowledge's flagship Total-e billing, rating and customer care solutions on an OEM basis as part of MTS' product offerings, as a comprehensive end-to-end solution. MTS will market the integrated solution via its global sales and professional support channels to a broad range of service providers and carriers.

"TeleKnowledge's exceptional customer care & billing offerings are a winning addition to our telemanagement solutions," said Mr. Eytan Bar, President and CEO of MTS. "By integrating TeleKnowledge's sophisticated Partner Revenue Management features with the proven cost control capabilities of our products, we can provide a unique full-featured, cost-effective OSS solution that addresses the end-to-end telecommunications management and customer care and billing needs of a wide variety of customers."

Eilon Ginsburg, CEO of TeleKnowledge, added, "We are delighted that MTS has chosen to integrate Total-e into its product offering. The combination of MTS global sales and support presence, comprehensive professional service capabilities and multiple distribution channels, together with TeleKnowledge's superior and robust billing solution, puts us in a perfect position to penetrate new markets, driving sales for both our companies."

About TeleKnowledge

TeleKnowledge is a proven, global provider of carrier-class billing solutions. Founded in 1997, TeleKnowledge offers the world's leading content- commerce platform: Total-e Content(TM). Since inception, TeleKnowledge has deployed its billing solutions for leading digital content organizations in over twelve countries, providing significant speed, flexibility, cost and other advantages over legacy and in-house alternatives. For more information about TeleKnowledge, visit http://www.teleknowledge.com.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning, and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Philips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ Stock Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Yossi Brikman
                                                ----------------
                                                Yossi Brikman
                                                Chief Financial Officer



Date: June 7, 2004